Exhibit 12
McKESSON CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(Dollars in millions)	2013	2012	2011	2010	2009

Earnings:

Income from continuing operations before income taxes	$1,919	$1,919	$1,635	$1,864	$1,064

Adjustment to exclude equity in net income of and dividends from equity investees	(1)	(2)	9	(2)	(1)

Fixed charges	322	332	280	240	195

Amortization of capitalized interest	2	3	3	4	4

Less: Capitalized interest	(1)	(1)	(3)	—	(1)

Earnings as adjusted	$2,241	$2,251	$1,924	$2,106	$1,261

Fixed charges:

Interest Expense (a) (b)	$240	$251	$222	$187	$144

Capitalized interest	1	1	3	—	1

Portion of rental expense representative of the interest factor (c)	81	80	55	53	50

Total fixed charges	$322	$332	$280	$240	$195

Ratio:

Ratio of earnings to fixed charges	7.0	6.8	6.9	8.8	6.5

(a)	Interest expense includes amortization of debt discounts and deferred loan costs.

(b)	Interest accrued on the liability recorded for uncertain tax positions is excluded from Interest expense.

(c)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.